September 29, 2005

NightWatch Capital Partners, LP and NightWatch Capital Partners II, LP 3311 North University Avenue, Suite 206 Provo, Utah 84604 Attention: John Nemelka	RHP Master Fund, Ltd. c/o Rock Hill Investor Management, L.P. 3 Bala Plaza - East, Suite 585 Bala Cynwyd, PA 19004 Attention: Wayne Bloch

Re:   Purchase of Additional Units

Dear John and Wayne:

In connection with the execution of the Common Stock and Warrant Purchase Agreement (the "Purchase Agreement"), dated September 29, 2005, by and among Kana Software, Inc. (the "Company") and the Buyers named therein (the "Buyers"), the undersigned parties have agreed to enter into this letter agreement to set out the terms and conditions on which additional Units will be sold by the Company to the Buyers (the "Additional Issuance"). Capitalized terms used herein but not otherwise defined herein, shall have the respective meanings set forth in the Purchase Agreement.

The Company hereby agrees to sell $1,000,000 of Units to the Buyers, and the Buyers agree to purchase (on a pro rata basis based on the number of Units purchased under the Purchase Agreement), at a price per Unit of $1.52, within three (3) business days of satisfaction of the Purchase Conditions. If the Purchase Conditions are not satisfied, the Buyers will not have any obligation to purchase Units, and the Company will not have any obligation to sell Units, pursuant to the Additional Issuance. "Purchase Conditions" shall mean (i) the Company shall have filed its quarterly reports for the three-month periods ended March 31, 2005 and June 30, 2005 on or prior to October 7, 2005 and on or prior to October 19, 2005, respectively, and (ii) shall have filed its quarterly report for the three-month period ended September 30, 2005 without the Common Stock being delisted from the Principal Exchange. The Company will provide prompt written notice to the Buyers of its satisfaction of the Purchase Conditions.

Upon satisfaction of the Purchase Conditions, the parties will promptly execute definitive agreements for the Additional Issuance in the same forms as the Transaction Documents (other than Sections 4.12 and 4.15, which will be deleted).

All warrants issued pursuant to the Additional Issuance will become exercisable beginning six months days following the date of issuance and will expire five years from the date of issuance. All securities issued pursuant to the Buyers under the terms of this letter agreement will have registration rights identical to such registration rights included in the Registration Rights Agreement, dated the date hereof, by and among the parties.

NightWatch Capital Partners, LP,
NightWatch Capital Partners II, LP
RHP Master Fund, Ltd.
September 29, 2005

Please indicate your agreement to the foregoing by executing a counterpart copy of this letter and returning it to the undersigned.

KANA SOFTWARE, INC.
By:	/s/ John Thompson
Name:	John Thompson
Title:	Chief Financial Officer

[Signatures Continue on Following Page]

NightWatch Capital Partners, LP,
NightWatch Capital Partners II, LP
RHP Master Fund, Ltd.
September 29, 2005

Agreed and Acknowledged:

NIGHTWATCH CAPITAL PARTNERS, LP

By	NightWatch Capital Management, LLC, its general partner

By:	/s/ John F. Nemelka
John F. Nemelka
Managing Principal

NIGHTWATCH CAPITAL PARTNERS II, LP

By	NightWatch Capital Management, LLC, its general partner

By:	/s/ John F. Nemelka
John F. Nemelka
Managing Principal

RHP MASTER FUND, LTD.
By:	Rock Hill Investment Management, L.P., its investment manager
By:	RHP General Partner, LLC

By:	/s/ Keith S. Marlowe
Keith S. Marlowe
Director